UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2009

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : November 18, 2009	By	/s/ Fumikazu Tatsumi
Fumikazu Tatsumi
Chief Manager
Corporate Administration Division

Selected Financial Information

under Japanese GAAP

For the Six Months Ended September 30, 2009

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	1
[ MUFG Consolidated ]*1[ BTMU and MUTB Combined ]*2*3*4
[ BTMU Consolidated ][ BTMU Non-consolidated ]
[ MUTB Consolidated ][ MUTB Non-consolidated ]

2. Average Interest Rate Spread	7
[ BTMU Non-consolidated ][ MUTB Non-consolidated ][ BTMU and MUTB Combined ]

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	8
[ MUFG Consolidated ][ BTMU Consolidated ][ MUTB Consolidated ]

4. Securities	9
[ MUFG Consolidated ][ BTMU Non-consolidated ][ MUTB Non-consolidated ]

5. ROE	12
[ MUFG Consolidated ]

6. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards	13
[ MUFG Consolidated ][ BTMU Consolidated ][ MUTB Consolidated ]

7. Risk-Monitored Loans	14
[ MUFG Consolidated ][ BTMU Non-consolidated ]
[ MUTB Non-consolidated ][ MUTB Non-consolidated : Trust Accounts ]

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	18
[ BTMU and MUTB Combined including Trust Accounts ][ BTMU Non-consolidated ]
[ MUTB Non-consolidated ][ MUTB Non-consolidated : Trust Accounts ]

9. Progress in Disposition of Problem Assets	22
[ BTMU, MUTB and MUSP Combined including Trust Accounts ]*5
[ BTMU and MUSP Combined ][ MUTB Non-consolidated including Trust Accounts ]

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	25
[ BTMU and MUTB Combined including Trust Accounts ][ BTMU Non-consolidated ]
[ MUTB Non-consolidated ][ MUTB Non-consolidated : Trust Accounts ]

11. Overseas Loans	29
[ BTMU and MUTB Combined ]

12. Loans and Deposits	30
[ BTMU and MUTB Combined ][ BTMU Non-consolidated ][ MUTB Non-consolidated ]

13. Domestic Deposits	31
[ BTMU and MUTB Combined ][ BTMU Non-consolidated ][ MUTB Non-consolidated ]

14. Status of Deferred Tax Assets	32
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

(References)

1. Exposure to “Securitized Products and Related Investments”	34

2. Financial Statements	36
[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

(*1) “MUFG” means Mitsubishi UFJ Financial Group, Inc.

(*2) “BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(*3) “MUTB” means Mitsubishi UFJ Trust and Banking Corporation.

(*4) “BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

(*5) “MUSP” means MU Strategic Partner, Co., Ltd.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2009 (A)	September 30, 2008 (B)
Gross profits	1,813,239	1,696,540	116,699
Gross profits before credit costs for trust accounts	1,813,239	1,696,549	116,690

Net interest income	1,115,203	970,586	144,616
Trust fees	52,456	67,097	(14,640)
Credit costs for trust accounts (1)	—	(9)	9
Net fees and commissions	493,155	505,030	(11,875)
Net trading profits	167,472	125,126	42,346
Net other business profits	(15,048)	28,699	(43,747)
Net gains (losses) on debt securities	24,873	11,333	13,539

General and administrative expenses	1,061,477	1,072,728	(11,250)

Amortization of goodwill	17,185	9,727	7,458

Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	768,947	633,548	135,399

Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	751,761	623,820	127,941

Provision for general allowance for credit losses (2)	(54,788)	11,001	(65,789)

Net business profits*	696,973	634,812	62,160

Net non-recurring gains (losses)	(463,925)	(446,695)	(17,230)

Credit costs (3)	(389,483)	(345,939)	(43,544)
Losses on loan write-offs	(145,707)	(163,052)	17,344
Provision for specific allowance for credit losses	(230,326)	(181,639)	(48,686)
Other credit costs	(13,450)	(1,247)	(12,202)
Net gains (losses) on equity securities	13,353	(75,286)	88,639
Gains on sales of equity securities	77,457	71,840	5,616
Losses on sales of equity securities	(32,644)	(1,850)	(30,793)
Losses on write-down of equity securities	(31,459)	(145,276)	113,816
Profits (losses) from investments in affiliates	1,703	1,495	207
Other non-recurring gains (losses)	(89,498)	(26,965)	(62,532)

Ordinary profits	233,047	188,117	44,929

Net extraordinary gains (losses)	(18,672)	629	(19,302)

Gains on loans written-off (4)	24,804	14,388	10,416
Losses on impairment of fixed assets	(10,097)	(4,879)	(5,217)
Amortization of goodwill	(27,918)	—	(27,918)

Income before income taxes and others	214,374	188,747	25,627

Income taxes-current	50,242	47,772	2,469
Refund of income taxes	(16,090)	—	(16,090)
Income taxes-deferred	8,442	(168)	8,610

Total taxes	42,593	47,604	(5,010)

Minority interests	30,832	49,120	(18,287)

Net income	140,948	92,023	48,925

Note:

*   Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)	(444,272)	(334,947)	(109,325)

Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)	(419,467)	(320,558)	(98,909)

Number of consolidated subsidiaries	249	246	3

Number of affiliated companies accounted for under the equity method	58	61	(3)

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2009 (A)	September 30, 2008 (B)
Gross profits	1,068,966	1,101,436	(32,469)
Gross profits before credit costs for trust accounts	1,068,966	1,101,445	(32,478)

Net interest income	743,297	745,293	(1,995)
Trust fees	40,158	51,281	(11,123)
Credit costs for trust accounts (1)	—	(9)	9
Net fees and commissions	234,737	240,420	(5,682)
Net trading profits	85,572	45,636	39,935
Net other business profits	(34,799)	18,804	(53,603)
Net gains (losses) on debt securities	21,391	15,200	6,190

General and administrative expenses	607,928	663,317	(55,389)

Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	461,037	438,127	22,910

Provision for general allowance for credit losses (2)	31,026	16,820	14,205

Net business profits	492,064	454,938	37,125

Net non-recurring gains (losses)	(331,714)	(363,547)	31,832

Credit costs (3)	(255,077)	(259,070)	3,993
Losses on loan write-offs	(135,162)	(149,268)	14,105
Provision for specific allowance for credit losses	(114,259)	(103,373)	(10,886)
Other credit costs	(5,655)	(6,429)	773
Net gains (losses) on equity securities	(10,956)	(78,852)	67,896
Gains on sales of equity securities	49,862	62,618	(12,756)
Losses on sales of equity securities	(32,418)	(1,107)	(31,310)
Losses on write-down of equity securities	(28,401)	(140,363)	111,962
Other non-recurring gains (losses)	(65,680)	(25,623)	(40,056)

Ordinary profits	160,349	91,391	68,958

Net extraordinary gains (losses)	10,793	9,327	1,465

Gains on loans written-off (4)	18,560	12,024	6,536

Income before income taxes	171,142	100,718	70,424

Income taxes-current	19,953	7,915	12,037
Refund of income taxes	(6,328)	—	(6,328)
Income taxes-deferred	1,973	35,842	(33,868)

Total taxes	15,598	43,757	(28,159)

Net income	155,544	56,960	98,583

(Reference)
Total credit costs (1)+(2)+(3)	(224,051)	(242,259)	18,208

Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)	(205,490)	(230,235)	24,745

Mitsubishi UFJ Financial Group, Inc.

BTMU Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2009 (A)	September 30, 2008 (B)
Gross profits	1,199,294	1,295,837	(96,542)

Net interest income	847,721	886,603	(38,881)
Trust fees	6,532	9,964	(3,432)
Net fees and commissions	269,781	318,882	(49,100)
Net trading profits	80,031	50,748	29,282
Net other business profits	(4,773)	29,637	(34,411)
Net gains (losses) on debt securities	33,856	4,773	29,083

General and administrative expenses	666,324	772,151	(105,826)

Amortization of goodwill	8,201	3,062	5,139

Net business profits before provision for general allowance for credit losses and amortization of goodwill	541,171	526,747	14,423

Net business profits before provision for general allowance for credit losses	532,969	523,685	9,283

Provision for general allowance for credit losses (1)	(41,150)	(558)	(40,591)

Net business profits*	491,819	523,127	(31,307)

Net non-recurring gains (losses)	(349,633)	(387,994)	38,361

Credit costs (2)	(275,239)	(315,683)	40,443
Losses on loan write-offs	(138,710)	(157,232)	18,521
Provision for specific allowance for credit losses	(122,987)	(154,897)	31,910
Other credit costs	(13,542)	(3,553)	(9,988)
Net gains (losses) on equity securities	(21,277)	(57,118)	35,841
Gains on sales of equity securities	38,665	65,451	(26,786)
Losses on sales of equity securities	(33,736)	(1,510)	(32,225)
Losses on write-down of equity securities	(26,205)	(121,059)	94,853
Profits (losses) from investments in affiliates	432	2,328	(1,896)
Other non-recurring gains (losses)	(53,548)	(17,521)	(36,027)

Ordinary profits	142,185	135,132	7,053

Net extraordinary gains (losses)	24,006	138,415	(114,408)

Gains on loans written-off (3)	18,567	12,185	6,381

Income before income taxes and others	166,192	273,547	(107,355)

Income taxes-current	34,546	37,166	(2,619)
Refund of income taxes	(15,293)	—	(15,293)
Income taxes-deferred	(6,423)	14,409	(20,832)

Total taxes	12,829	51,575	(38,745)

Minority interests	30,640	46,829	(16,188)

Net income	122,722	175,142	(52,420)

Note:

*   Net business profits = Net business profits of BTMU + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)	(316,389)	(316,242)	(147)

Total credit costs + Gains on loans written-off (1)+(2)+(3)	(297,822)	(304,056)	6,234

Number of consolidated subsidiaries	151	159	(8)

Number of affiliated companies accounted for under the equity method	45	47	(2)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2009 (A)	September 30, 2008 (B)
Gross profits	917,994	923,036	(5,042)

Domestic gross profits	642,323	675,142	(32,818)
Net interest income	474,817	527,314	(52,497)
Net fees and commissions	126,035	132,915	(6,879)
Net trading profits	8,406	20,049	(11,643)
Net other business profits	33,064	(5,137)	38,201
Net gains (losses) on debt securities	35,496	7,962	27,533

Non-domestic gross profits	275,670	247,894	27,776
Net interest income	190,254	137,323	52,931
Net fees and commissions	71,866	59,807	12,059
Net trading profits	69,083	28,097	40,986
Net other business profits	(55,534)	22,666	(78,201)
Net gains (losses) on debt securities	(2,411)	341	(2,753)

General and administrative expenses	509,915	563,499	(53,583)

Personnel expenses	188,844	193,473	(4,628)
Non-personnel expenses	294,832	334,415	(39,582)
Taxes	26,238	35,610	(9,372)

Net business profits before provision for general allowance for credit losses	408,078	359,537	48,541

Provision for general allowance for credit losses (1)	24,929	18,085	6,844

Net business profits	433,008	377,622	55,385

Net non-recurring gains (losses)	(307,975)	(339,730)	31,754

Credit costs (2)	(238,607)	(256,747)	18,140
Losses on loan write-offs	(133,292)	(147,082)	13,789
Provision for specific allowance for credit losses	(99,950)	(103,026)	3,075
Other credit costs	(5,363)	(6,638)	1,274
Net gains (losses) on equity securities	(16,480)	(62,349)	45,868
Gains on sales of equity securities	38,787	59,148	(20,361)
Losses on sales of equity securities	(32,161)	(814)	(31,346)
Losses on write-down of equity securities	(23,106)	(120,683)	97,577
Other non-recurring gains (losses)	(52,887)	(20,633)	(32,254)

Ordinary profits	125,032	37,892	87,140

Net extraordinary gains (losses)	12,291	10,807	1,484

Gains on loans written-off (3)	17,731	10,919	6,812

Income before income taxes	137,324	48,699	88,624

Income taxes-current	20,252	8,213	12,038
Refund of income taxes	(6,328)	—	(6,328)
Income taxes-deferred	(7,364)	15,470	(22,834)

Total taxes	6,559	23,683	(17,124)

Net income	130,765	25,016	105,748

(Reference)
Total credit costs (1)+(2)	(213,677)	(238,662)	24,984

Total credit costs + Gains on loans written-off (1)+(2)+(3)	(195,946)	(227,743)	31,796

Mitsubishi UFJ Financial Group, Inc.

MUTB Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2009 (A)	September 30, 2008 (B)
Gross profits	178,360	205,217	(26,856)
Gross profits before credit costs for trust accounts	178,360	205,226	(26,865)

Trust fees	46,046	57,132	(11,086)
Trust fees before credit costs for trust accounts	46,046	57,141	(11,095)
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)	3,977	4,451	(473)
Other trust fees	42,068	52,690	(10,622)
Credit costs for trust accounts (1)	—	(9)	9
Net interest income	77,382	79,939	(2,556)
Net fees and commissions	52,384	66,103	(13,718)
Net trading profits	14,809	749	14,059
Net other business profits	(12,261)	1,293	(13,554)
Net gains (losses) on debt securities	(11,692)	6,896	(18,589)

General and administrative expenses	122,744	125,105	(2,360)

Amortization of goodwill	—	—	—
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	55,615	80,121	(24,505)

Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	55,615	80,121	(24,505)

Provision for general allowance for credit losses (2)	6,027	(1,047)	7,074

Net business profits*	61,643	79,065	(17,422)

Net non-recurring gains (losses)	(23,138)	(24,072)	934

Credit costs (3)	(16,693)	(2,473)	(14,220)
Losses on loan write-offs	(1,973)	(2,263)	289
Provision for specific allowance for credit losses	(14,409)	(418)	(13,990)
Other credit costs	(310)	208	(519)
Net gains (losses) on equity securities	5,401	(16,557)	21,958
Gains on sales of equity securities	10,949	3,416	7,533
Losses on sales of equity securities	(252)	(293)	40
Losses on write-down of equity securities	(5,295)	(19,680)	14,385
Profits (losses) from investments in affiliates	1,440	299	1,141
Other non-recurring gains (losses)	(13,287)	(5,341)	(7,945)

Ordinary profits	38,504	54,992	(16,488)

Net extraordinary gains (losses)	(1,653)	(1,479)	(173)

Gains on loans written-off (4)	777	1,157	(379)
Losses on impairment of fixed assets	(2,349)	(1,765)	(583)

Income before income taxes and others	36,851	53,513	(16,662)

Income taxes-current	1,311	1,669	(357)
Income taxes-deferred	8,965	20,251	(11,285)

Total taxes	10,277	21,920	(11,642)

Minority interests	2,073	856	1,216

Net income	24,500	30,736	(6,235)

Note:

*   Net business profits = Net business profits of MUTB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)	(10,666)	(3,529)	(7,137)

Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)	(9,889)	(2,371)	(7,517)

Number of consolidated subsidiaries	25	27	(2)

Number of affiliated companies accounted for under the equity method	7	9	(2)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2009 (A)	September 30, 2008 (B)
Gross profits	150,972	178,399	(27,427)
Gross profits before credit costs for trust accounts	150,972	178,408	(27,436)

Domestic gross profits	131,322	164,588	(33,266)

Trust fees	40,158	51,281	(11,123)
Trust fees before credit costs for trust accounts	40,158	51,290	(11,132)
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)	3,977	4,451	(473)
Other trust fees	36,180	46,839	(10,659)
Credit costs for trust accounts (1)	—	(9)	9
Net interest income	48,953	70,414	(21,461)
Net fees and commissions	37,016	48,322	(11,305)
Net trading profits	16,604	(8,737)	25,341
Net other business profits	(11,410)	3,307	(14,718)
Net gains (losses) on debt securities	(10,310)	4,856	(15,166)

Non-domestic gross profits	19,649	13,810	5,839

Net interest income	29,272	10,241	19,031
Net fees and commissions	(181)	(624)	442
Net trading profits	(8,522)	6,226	(14,748)
Net other business profits	(918)	(2,032)	1,113
Net gains (losses) on debt securities	(1,382)	2,040	(3,423)

General and administrative expenses	98,012	99,818	(1,805)

Personnel expenses	33,945	31,556	2,389
Non-personnel expenses	58,962	62,598	(3,636)
Taxes	5,104	5,662	(558)

Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	52,959	78,589	(25,630)

Provision for general allowance for credit losses (2)	6,096	(1,264)	7,361

Net business profits	59,056	77,316	(18,259)

Net non-recurring gains (losses)	(23,739)	(23,817)	77

Credit costs (3)	(16,470)	(2,323)	(14,146)
Losses on loan write-offs	(1,869)	(2,185)	316
Provision for specific allowance for credit losses	(14,308)	(347)	(13,961)
Other credit costs	(291)	208	(500)
Net gains (losses) on equity securities	5,523	(16,503)	22,027
Gains on sales of equity securities	11,075	3,469	7,605
Losses on sales of equity securities	(256)	(293)	36
Losses on write-down of equity securities	(5,295)	(19,680)	14,385
Other non-recurring gains (losses)	(12,792)	(4,989)	(7,802)

Ordinary profits	35,316	53,499	(18,182)

Net extraordinary gains (losses)	(1,498)	(1,479)	(18)

Gains on loans written-off (4)	829	1,105	(275)
Losses on impairment of fixed assets	(2,275)	(1,765)	(509)

Income before income taxes	33,818	52,019	(18,200)

Income taxes-current	(298)	(297)	(1)
Income taxes-deferred	9,338	20,371	(11,033)

Total taxes	9,039	20,074	(11,035)

Net income	24,779	31,944	(7,165)

(Reference)
Total credit costs (1)+(2)+(3)	(10,373)	(3,597)	(6,775)

Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)	(9,544)	(2,492)	(7,051)

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BTMU Non-consolidated	(percentage per annum)
(All branches)	For the six months ended September 30, 2009 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2008 (B)

Total average interest rate on interest-earning assets (a)	1.49	(0.62)	2.11
Average interest rate on loans and bills discounted (b)	1.69	(0.53)	2.22
Average interest rate on securities	0.92	(0.68)	1.61

Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	1.23	(0.68)	1.91

Average interest rate on deposits and NCD (d)	0.24	(0.38)	0.62
Average interest rate on other liabilities	1.74	(0.89)	2.64

Overall interest rate spread (a)-(c)	0.26	0.05	0.20

Interest rate spread (b)-(d)	1.45	(0.14)	1.59

(Domestic business segment)
Total average interest rate on interest-earning assets (e)	1.18	(0.29)	1.48

Average interest rate on loans and bills discounted (f)	1.59	(0.21)	1.81
Average interest rate on securities	0.67	(0.46)	1.13

Total average interest rate on interest-bearing liabilities (g) <including general and administrative expenses>	0.99	(0.27)	1.26

Average interest rate on deposits and NCD (h)	0.16	(0.12)	0.29
Average interest rate on other liabilities	0.62	(0.40)	1.03

Overall interest rate spread (e)-(g)	0.19	(0.02)	0.21

Interest rate spread (f)-(h)	1.42	(0.09)	1.51

MUTB Non-consolidated	(percentage per annum)
(All branches)	For the six months ended September 30, 2009 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2008 (B)
Total average interest rate on interest-earning assets (a)	1.27	(0.54)	1.81
Average interest rate on loans and bills discounted (b)	1.35	(0.24)	1.60
Average interest rate on securities	1.18	(1.05)	2.23

Total average interest rate on interest-bearing liabilities (c)	0.51	(0.41)	0.93

Average interest rate on deposits and NCD (d)	0.50	(0.22)	0.73

Overall interest rate spread (a)-(c)	0.76	(0.12)	0.88

Interest rate spread (b)-(d)	0.84	(0.02)	0.87

(Domestic business segment)
Total average interest rate on interest-earning assets (e)	1.05	(0.40)	1.45

Average interest rate on loans and bills discounted (f)	1.35	(0.14)	1.50
Average interest rate on securities	0.73	(0.95)	1.69

Total average interest rate on interest-bearing liabilities (g)	0.49	(0.07)	0.57

Average interest rate on deposits and NCD (h)	0.50	(0.06)	0.56

Overall interest rate spread (e)-(g)	0.56	(0.32)	0.88

Interest rate spread (f)-(h)	0.84	(0.08)	0.93

BTMU and MUTB combined	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2009 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2008 (B)

Average interest rate on loans and bills discounted (a)	1.55	(0.20)	1.76

Average interest rate on deposits and NCD (b)	0.21	(0.11)	0.32

Interest rate spread (a)-(b)	1.34	(0.09)	1.44

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of September 30, 2009
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	10,378.1	7,593.8	255.3	18,227.3
Receive-floater / pay-fix	1,313.6	834.8	439.8	2,588.3
Receive-floater / pay-floater	27.1	20.0	—	47.1
Receive-fix / pay-fix	—	94.4	—	94.4

Total	11,719.0	8,543.1	695.1	20,957.3

BTMU Consolidated

	(in billions of yen)
	As of September 30, 2009
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	8,967.6	7,014.9	384.5	16,367.2
Receive-floater / pay-fix	1,171.1	133.4	263.6	1,568.2
Receive-floater / pay-floater	—	20.0	—	20.0
Receive-fix / pay-fix	—	—	—	—

Total	10,138.7	7,168.4	648.2	17,955.4

MUTB Consolidated

	(in billions of yen)
	As of September 30, 2009
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	1,687.4	1,936.6	100.5	3,724.5
Receive-floater / pay-fix	72.6	587.2	329.1	989.0
Receive-floater / pay-floater	—	—	—	—
Receive-fix / pay-fix	—	—	—	—

Total	1,760.0	2,523.8	429.6	4,713.5

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”. Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2009		As of March 31, 2009
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Amount on consolidated balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	3,506,913	32,693	3,250,373	5,835
Domestic bonds	1,521,089	23,378	1,537,035	19,012
Government bonds	1,242,033	18,573	1,242,065	15,817
Municipal bonds	49,409	804	51,961	751
Corporate bonds	229,646	4,000	243,008	2,443
Other	1,985,823	9,315	1,713,338	(13,176)
Foreign bonds	872,942	120	615,741	(4,130)
Other	1,112,880	9,194	1,097,596	(9,046)

	(in millions of yen)
	As of September 30, 2009		As of March 31, 2009
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Amount on consolidated balance sheet	Net unrealized gains (losses)
Other securities	50,500,502	414,876	41,595,222	(917,772)
Domestic equity securities	4,272,284	476,839	3,732,578	(179,804)
Domestic bonds	33,462,016	124,240	25,000,441	(38,553)
Government bonds	31,736,799	102,160	23,301,184	(27,235)
Municipal bonds	285,535	8,428	278,005	3,537
Corporate bonds	1,439,681	13,651	1,421,251	(14,856)
Other	12,766,201	(186,203)	12,862,201	(699,414)
Foreign equity securities	307,973	63,638	107,943	(20,675)
Foreign bonds	10,496,448	61,145	10,644,629	(29,139)
Other	1,961,779	(310,987)	2,109,628	(649,598)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”. Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2009		As of March 31, 2009
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	1,460,631	19,167	1,555,839	(6,443)
Stocks of subsidiaries and affiliates	199,495	(25,083)	191,142	(43,026)

	(in millions of yen)
	As of September 30, 2009		As of March 31, 2009
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Other securities	40,441,900	240,122	33,142,134	(729,925)
Domestic equity securities	3,384,502	234,230	2,943,106	(294,947)
Domestic bonds	28,712,539	117,466	20,900,754	(26,110)
Other	8,344,858	(111,574)	9,298,273	(408,867)
Foreign equity securities	132,918	35,814	83,828	(17,756)
Foreign bonds	6,855,315	39,223	7,772,395	18,946
Other	1,356,624	(186,612)	1,442,049	(410,056)

Redemption Schedule of Other Securities with Maturities and Debt Securities Being Held to Maturity

	(in millions of yen)
	As of September 30, 2009
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	11,689,761	14,556,943	3,595,088	2,340,812
Government bonds	11,193,554	12,186,751	2,759,379	1,591,948
Municipal bonds	2,059	74,344	196,080	431
Corporate bonds	494,147	2,295,846	639,628	748,432
Other	1,448,229	2,945,875	1,831,553	3,065,689
Foreign bonds	1,298,748	2,847,045	1,115,651	1,953,164
Other	149,480	98,829	715,902	1,112,525
Total	13,137,990	17,502,818	5,426,642	5,406,501

	(in millions of yen)
	As of March 31, 2009
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	10,838,318	7,989,036	3,761,389	1,933,967
Government bonds	10,412,217	5,408,825	2,848,594	1,267,443
Municipal bonds	2,149	51,935	197,254	412
Corporate bonds	423,951	2,528,275	715,539	666,111
Other	622,348	4,300,059	1,495,388	3,859,550
Foreign bonds	483,031	4,160,378	932,385	2,515,424
Other	139,317	139,680	563,002	1,344,126
Total	11,460,667	12,289,095	5,256,778	5,793,517

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”. Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2009		As of March 31, 2009
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	1,399,650	24,413	1,160,657	18,031
Stocks of subsidiaries and affiliates	2,821	514	2,821	—

	(in millions of yen)
	As of September 30, 2009		As of March 31, 2009
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Other securities	8,176,613	10,679	6,822,570	(227,737)
Domestic equity securities	822,711	87,279	726,470	(37,061)
Domestic bonds	4,077,017	17,184	3,556,071	3,332
Other	3,276,884	(93,784)	2,540,028	(194,008)
Foreign equity securities	43,968	4,545	21,963	(1,158)
Foreign bonds	2,676,174	7,484	2,003,107	(46,080)
Other	556,741	(105,814)	514,957	(146,769)

Redemption Schedule of Other Securities with Maturities and Debt Securities Being Held to Maturity
	(in millions of yen)
	As of September 30, 2009
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	1,166,475	3,535,424	261,184	126,615
Government bonds	1,099,709	3,119,208	255,520	124,153
Municipal bonds	16,747	33,329	309	50
Corporate bonds	50,019	382,885	5,354	2,411
Other	309,382	2,206,239	750,919	162,368
Foreign bonds	272,971	2,094,149	614,843	138,193
Other	36,411	112,090	136,076	24,174
Total	1,475,858	5,741,663	1,012,103	288,983

	(in millions of yen)
	As of March 31, 2009
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	1,410,150	2,652,702	427,534	87,651
Government bonds	1,360,345	2,228,579	400,874	85,424
Municipal bonds	13,938	45,189	2,766	50
Corporate bonds	35,866	378,933	23,893	2,177
Other	158,893	1,431,021	770,601	149,140
Foreign bonds	140,144	1,327,610	611,685	123,263
Other	18,748	103,410	158,916	25,877
Total	1,569,043	4,083,723	1,198,136	236,792

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the six months ended September 30, 2009 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2008 (B)
ROE*	3.77	1.19	2.58

Note:

*	ROE is computed as follows:

Net income × 2 - Equivalent of annual dividends on nonconvertible preferred stocks	×100
{(Total shareholders’ equity at the beginning of the period – Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period – Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards

MUFG Consolidated

		(in billions of yen)
		As of September 30, 2009 (A) (Preliminary basis)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
(1)	Risk-adjusted capital ratio	13.29%	1.52%	11.77%
	Tier 1 ratio	9.13%	1.36%	7.76%
(2)	Tier 1 capital	8,894.3	1,319.1	7,575.1
(3)	Qualified Tier 2 capital	4,383.5	167.4	4,216.1
(4)	Deductions from total qualifying capital	329.0	16.1	312.8
(5)	Net qualifying capital (2)+(3)-(4)	12,948.9	1,470.4	11,478.4
(6)	Risk-adjusted assets	97,368.2	(125.1)	97,493.4

BTMU Consolidated

		(in billions of yen)
		As of September 30, 2009 (A) (Preliminary basis)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
(1)	Risk-adjusted capital ratio	13.72%	1.70%	12.02%
	Tier 1 ratio	9.20%	1.56%	7.64%
(2)	Tier 1 capital	7,287.5	1,159.9	6,127.6
(3)	Qualified Tier 2 capital	3,787.3	77.8	3,709.4
(4)	Deductions from total qualifying capital	212.8	12.7	200.0
(5)	Net qualifying capital (2)+(3)-(4)	10,862.1	1,225.0	9,637.0
(6)	Risk-adjusted assets	79,137.3	(1,036.4)	80,173.8

MUTB Consolidated

		(in billions of yen)
		As of September 30, 2009 (A) (Preliminary basis)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
(1)	Risk-adjusted capital ratio	14.82%	2.12%	12.70%
	Tier 1 ratio	11.62%	1.45%	10.17%
(2)	Tier 1 capital	1,336.0	176.2	1,159.7
(3)	Qualified Tier 2 capital	417.7	74.7	343.0
(4)	Deductions from total qualifying capital	50.2	(4.6)	54.9
(5)	Net qualifying capital (2)+(3)-(4)	1,703.6	255.6	1,447.9
(6)	Risk-adjusted assets	11,489.6	94.3	11,395.3

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006. Risk-adjusted capital ratio of BTMU and MUTB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2009 (A)	% to total loans and bills discounted	As of March 31, 2009 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	133,042	0.15%	147,810	0.16%	(14,768)	(0.00)%
Non-accrual delinquent loans	1,135,588	1.28%	950,262	1.03%	185,325	0.25%
Accruing loans contractually past due 3 months or more	17,208	0.01%	25,421	0.02%	(8,212)	(0.00)%
Restructured loans	396,689	0.45%	406,292	0.44%	(9,602)	0.00%

Total risk monitored loans	1,682,528	1.91%	1,529,787	1.66%	152,741	0.24%

Total loans and bills discounted	88,032,042		92,056,820		(4,024,778)

Written-off	1,062,559		980,079		82,480

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2009 (A)	% to total risk monitored loans	As of March 31, 2009 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	1,254,412	74.55%	1,185,266	77.47%	69,145	(2.92)%
General allowance for credit losses	819,312		838,201		(18,888)
Specific allowance for credit losses	434,143		345,929		88,214
Allowance for credit to specific foreign borrowers	955		1,135		(180)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2009 (A)	As of March 31, 2009 (B)	Increase (Decrease) (A) - (B)
Domestic	1,448,154	1,390,507	57,647
Overseas	234,373	139,280	95,093
Asia	19,191	15,455	3,736
Indonesia	2,452	756	1,695
Thailand	6,156	5,615	541
Hong Kong	99	102	(2)
Other	10,483	8,981	1,501
United States of America	145,600	81,220	64,379
Other	69,582	42,604	26,977

Total	1,682,528	1,529,787	152,741

Classified by Industry

(in millions of yen)

As of September 30, 2009
Domestic	1,448,154
Manufacturing	156,593
Construction	48,874
Wholesale and retail	130,389
Finance and insurance	3,654
Real estate, goods rental and leasing	305,482
Services	103,686
Other industries	181,024
Consumer	518,450
Overseas	234,373
Financial institutions	23,586
Commercial and industrial	200,130
Other	10,656

Total	1,682,528

As of March 31, 2009
Domestic	1,390,507
Manufacturing	128,786
Construction	65,795
Wholesale and retail	134,930
Finance and insurance	11,290
Real estate	293,969
Services	127,882
Other industries	124,614
Consumer	503,237
Overseas	139,280
Financial institutions	15,146
Commercial and industrial	108,197
Other	15,936

Total	1,529,787

Note:	According to revision of Japan Standard Industrial Classification in November 2007, the classification is revised partially as of September 30, 2009.

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2009 (A)	% to total loans and bills discounted	As of March 31, 2009 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	103,115	0.14%	118,869	0.16%	(15,754)	(0.01)%
Non-accrual delinquent loans	723,483	1.04%	646,784	0.87%	76,698	0.16%
Accruing loans contractually past due 3 months or more	11,747	0.01%	15,650	0.02%	(3,902)	(0.00)%
Restructured loans	263,912	0.38%	262,530	0.35%	1,382	0.02%

Total risk monitored loans	1,102,258	1.58%	1,043,834	1.41%	58,423	0.17%

Total loans and bills discounted	69,443,777		73,786,503		(4,342,726)

Written-off	798,683		727,327		71,355

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2009 (A)	% to total risk monitored loans	As of March 31, 2009 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	663,122	60.16%	639,580	61.27%	23,542	(1.11)%
General allowance for credit losses	428,051		452,980		(24,929)
Specific allowance for credit losses	234,115		185,463		48,651
Allowance for credit to specific foreign borrowers	955		1,135		(180)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area
	(in millions of yen)
	As of September 30, 2009 (A)	As of March 31, 2009 (B)	Increase (Decrease) (A) - (B)
Domestic	997,453	967,445	30,007
Overseas	104,805	76,389	28,416
Asia	5,818	2,752	3,066
Indonesia	1,448	94	1,354
Thailand	852	1,671	(818)
Hong Kong	99	102	(2)
Other	3,417	884	2,533
United States of America	30,006	31,606	(1,599)
Other	68,981	42,031	26,950

Total	1,102,258	1,043,834	58,423

Classified by Industry

As of September 30, 2009
Domestic	997,453
Manufacturing	148,349
Construction	44,847
Wholesale and retail	122,029
Finance and insurance	2,644
Real estate, goods rental and leasing	258,100
Services	98,095
Other industries	157,235
Consumer	166,151
Overseas	104,805
Financial institutions	23,586
Commercial and industrial	81,162
Other	56

Total	1,102,258

(in millions of yen)
As of March 31, 2009
Domestic	967,445
Manufacturing	117,716
Construction	57,815
Wholesale and retail	127,539
Finance and insurance	9,005
Real estate	248,395
Services	120,361
Other industries	119,197
Consumer	167,412
Overseas	76,389
Financial institutions	15,146
Commercial and industrial	61,017
Other	225

Total	1,043,834

Note:	According to revision of Japan Standard Industrial Classification in November 2007, the classification is revised partially as of September 30, 2009.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2009 (A)	% to total loans and bills discounted	As of March 31, 2009 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	8,849	0.08%	11,746	0.11%	(2,897)	(0.02)%
Non-accrual delinquent loans	68,507	0.65%	48,433	0.46%	20,073	0.19%
Accruing loans contractually past due 3 months or more	644	0.00%	418	0.00%	226	0.00%
Restructured loans	10,219	0.09%	13,459	0.12%	(3,240)	(0.03)%

Total risk monitored loans	88,220	0.84%	74,057	0.70%	14,162	0.13%

Total loans and bills discounted	10,476,933		10,472,280		4,652

Written-off	42,756		41,624		1,132

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2009 (A)	% to total risk monitored loans	As of March 31, 2009 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	57,848	65.57%	50,376	68.02%	7,472	(2.45)%
General allowance for credit losses	32,122		38,219		(6,096)
Specific allowance for credit losses	25,725		12,156		13,568
Allowance for credit to specific foreign borrowers	—		—		—

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2009 (A)	As of March 31, 2009 (B)	Increase (Decrease) (A) - (B)
Domestic	88,164	73,925	14,239
Overseas	55	132	(76)
Asia	—	—	—
Indonesia	—	—	—
Thailand	—	—	—
Hong Kong	—	—	—
Other	—	—	—
United States of America	42	118	(76)
Other	13	13	(0)

Total	88,220	74,057	14,162

Classified by Industry

As of September 30, 2009
Domestic	88,164
Manufacturing	4,491
Construction	1,320
Wholesale and retail	5,438
Finance and insurance	758
Real estate, goods rental and leasing	36,883
Services	2,396
Other industries	23,452
Consumer	13,424
Overseas	55
Financial institutions	—
Commercial and industrial	55
Other	—

Total	88,220

(in millions of yen)
As of March 31, 2009
Domestic	73,925
Manufacturing	5,755
Construction	3,979
Wholesale and retail	3,720
Finance and insurance	1,927
Real estate	34,850
Services	3,977
Other industries	4,929
Consumer	14,787
Overseas	132
Financial institutions	—
Commercial and industrial	118
Other	13

Total	74,057

Note:	According to revision of Japan Standard Industrial Classification in November 2007, the classification is revised partially as of September 30, 2009.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts.

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2009 (A)	% to total loans and bills discounted	As of March 31, 2009 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	85	0.06%	110	0.07%	(24)	(0.01)%
Non-accrual delinquent loans	16	0.01%	13	0.00%	2	0.00%
Accruing loans contractually past due 3 months or more	39	0.03%	60	0.04%	(20)	(0.01)%
Restructured loans	748	0.56%	1,152	0.82%	(404)	(0.25)%

Total risk monitored loans	890	0.67%	1,337	0.95%	(446)	(0.28)%

Total loans and bills discounted	132,077		139,753		(7,676)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2009 (A)	As of March 31, 2009 (B)	Increase (Decrease) (A) - (B)
Special internal reserves	554	777	(222)
Allowance for bad debts	395	419	(23)

(3) Classification of Risk-Monitored Loans

Classified by Industry

As of September 30, 2009
Domestic	890
Manufacturing	—
Construction	—
Wholesale and retail	—
Finance and insurance	—
Real estate, goods rental and leasing	337
Services	—
Other industries	—
Consumer	552

Total	890

(in millions of yen)
As of March 31, 2009
Domestic	1,337
Manufacturing	—
Construction	—
Wholesale and retail	—
Finance and insurance	—
Real estate	557
Services	215
Other industries	—
Consumer	564

Total	1,337

Note:	According to revision of Japan Standard Industrial Classification in November 2007, the classification is revised partially as of September 30, 2009.

Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BTMU and MUTB combined including Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts.

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2009 (A)	As of March 31, 2009 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	221,363	241,061	(19,698)
Doubtful	737,429	656,043	81,385
Special Attention	287,133	292,845	(5,712)

Non Performing Loans (1)	1,245,925	1,189,950	55,975

Normal	88,961,226	94,019,563	(5,058,337)

Total	90,207,152	95,209,514	(5,002,361)

Non Performing Loans / Total	1.38%	1.24%	0.13%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2009 (A)	As of March 31, 2009 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	942,336	916,267	26,069
Allowance for credit losses	346,674	288,475	58,199
Collateral, guarantees, etc.	595,661	627,791	(32,129)
Coverage ratio (2) / (1)	75.63%	77.00%	(1.36)%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B)+ (C)] / (A)
Bankrupt or De facto Bankrupt	221,363		7,941		213,421			100.00%
	[241,061	]	[8,126	]	[232,934	]		[100.00	%]
Doubtful	737,429		249,464		307,788			75.56%
	[656,043	]	[190,129	]	[316,631	]		[77.24	%]
Special Attention	287,133		89,268		74,451			57.01%
	[292,845	]	[90,219	]	[78,225	]		[57.51	%]
Total	1,245,925		346,674		595,661			75.63%
	[1,189,950	]	[288,475	]	[627,791	]		[77.00	%]

Note:	The upper figures are as of September 30, 2009. The lower figures with bracket are as of March 31, 2009.

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2009 (A)	As of March 31, 2009 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	208,164	221,742	(13,577)
Doubtful	672,320	614,186	58,134
Special Attention	275,660	278,180	(2,520)

Non Performing Loans (1)	1,156,145	1,114,109	42,036

Normal	78,236,972	83,223,170	(4,986,197)

Total	79,393,117	84,337,279	(4,944,161)

Non Performing Loans / Total	1.45%	1.32%	0.13%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2009 (A)	As of March 31, 2009 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	869,319	854,031	15,287
Allowance for credit losses	318,853	273,809	45,043
Collateral, guarantees, etc.	550,465	580,221	(29,755)
Coverage ratio (2) / (1)	75.19%	76.65%	(1.46)%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A)-(C)]		Coverage ratio [(B)+(C)] / (A)
Bankrupt or De facto Bankrupt	208,164		7,292		200,872		100.00%		100.00%
	[221,742	]	[7,051	]	[214,691	]	[100.00	%]	[100.00	%]
Doubtful	672,320		225,120		281,666		57.62%		75.37%
	[614,186	]	[179,899	]	[293,263	]	[56.05	%]	[77.03	%]
Special Attention	275,660		86,439		67,927		41.61%		55.99%
	[278,180	]	[86,858	]	[72,266	]	[42.18	%]	[57.20	%]
Total	1,156,145		318,853		550,465		52.64%		75.19%
	[1,114,109	]	[273,809	]	[580,221	]	[51.28	%]	[76.65	%]

Note: The upper figures are as of September 30, 2009. The lower figures with bracket are as of March 31, 2009.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2009 (A)	As of March 31, 2009 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	13,063	19,158	(6,094)
Doubtful	64,961	41,572	23,389
Special Attention	10,864	13,772	(2,908)

Non Performing Loans (1)	88,889	74,502	14,386

Normal	10,593,068	10,657,977	(64,909)

Total	10,681,957	10,732,480	(50,523)

Non Performing Loans / Total	0.83%	0.69%	0.13%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2009 (A)	As of March 31, 2009 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	72,268	61,112	11,155
Allowance for credit losses	27,821	14,665	13,155
Collateral, guarantees, etc.	44,447	46,446	(1,999)
Coverage ratio (2) / (1)	81.30%	82.02%	(0.72)%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A)-(C)]		Coverage ratio [(B)+(C)] / (A)
Bankrupt or De facto Bankrupt	13,063		648		12,414		100.00%		100.00%
	[19,158	]	[1,075	]	[18,082	]	[100.00	%]	[100.00	%]
Doubtful	64,961		24,343		25,975		62.44%		77.45%
	[41,572	]	[10,230	]	[23,082	]	[55.32	%]	[80.13	%]
Special Attention	10,864		2,828		6,057		58.84%		81.79%
	[13,772	]	[3,360	]	[5,281	]	[39.57	%]	[62.74	%]
Total	88,889		27,821		44,447		62.60%		81.30%
	[74,502	]	[14,665	]	[46,446	]	[52.27	%]	[82.02	%]

Note: The upper figures are as of September 30, 2009. The lower figures with bracket are as of March 31, 2009.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts.

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2009 (A)	As of March 31, 2009 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	134	160	(25)
Doubtful	147	284	(137)
Special Attention	608	892	(283)

Non Performing Loans (1)	890	1,337	(446)

Normal	131,186	138,416	(7,229)

Total	132,077	139,753	(7,676)

Non Performing Loans / Total	0.67%	0.95%	(0.28)%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2009 (A)	As of March 31, 2009 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	748	1,123	(374)
Allowance for credit losses	—	—	—
Collateral, guarantees, etc.	748	1,123	(374)
Coverage ratio (2) / (1)	84.03%	83.96%	0.07%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A)-(C)]	Coverage ratio [(B)+(C)] / (A)
Bankrupt or De facto Bankrupt	134		—		134			100.00%
	[160	]	[—	]	[160	]		[100.00	%]
Doubtful	147		—		146			99.59%
	[284	]	[—	]	[284	]		[100.00	%]
Special Attention	608		—		467			76.73%
	[892	]	[—	]	[677	]		[75.96	%]
Total	890		—		748			84.03%
	[1,337	]	[—	]	[1,123	]		[83.96	%]

Note: The upper figures are as of September 30, 2009. The lower figures with bracket are as of March 31, 2009.

Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BTMU, MUTB and MU Strategic Partner, Co., Ltd. (“MUSP”) Combined including Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts.

(A) Historical Trend of Problem Assets Based on the “FRL”

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007	As of September 30, 2007	As of March 31, 2008	As of September 30, 2008	As of March 31, 2009 (a)	As of September 30, 2009 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	125.2	116.3	106.7	117.8	149.4	241.1	221.4	(19.7)
Doubtful	500.4	652.3	723.2	560.3	725.0	660.0	741.3	81.2

Total	625.7	768.6	829.9	678.1	874.4	901.2	962.7	61.5

(1) Assets categorized as problem assets based on the “FRL” prior to September 30, 2006

Bankrupt or De facto Bankrupt	125.2	93.4	59.5	51.0	45.6	38.3	32.5	(5.8)
Doubtful	500.4	323.5	217.3	177.5	144.9	128.4	108.7	(19.7)

Total	625.7	417.0	276.9	228.5	190.5	166.8	141.2	(25.5)

(2) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006

Bankrupt or De facto Bankrupt		22.8	19.2	14.5	10.4	9.1	8.4	(0.7)
Doubtful		328.7	221.4	39.0	28.2	20.2	14.0	(6.2)

Total		351.6	240.6	53.5	38.6	29.4	22.4	(6.9)

(3) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2007

Bankrupt or De facto Bankrupt			27.9	23.1	18.8	26.4	13.2	(13.2)
Doubtful			284.4	151.4	84.2	42.7	30.9	(11.8)

Total			312.3	174.5	103.0	69.2	44.2	(25.0)

(4) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2007

Bankrupt or De facto Bankrupt				29.0	25.1	18.5	13.6	(4.8)
Doubtful				192.4	84.7	52.2	35.5	(16.7)

Total				221.4	109.8	70.7	49.2	(21.5)

(5) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2008

Bankrupt or De facto Bankrupt					49.4	80.8	61.0	(19.7)
Doubtful					382.9	145.0	92.0	(53.0)

Total					432.3	225.8	153.0	(72.8)

(6) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2008

Bankrupt or De facto Bankrupt						67.7	55.1	(12.6)
Doubtful						271.2	110.0	(161.1)

Total						339.0	165.2	(173.7)

(7) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2009

Bankrupt or De facto Bankrupt							37.2
Doubtful							350.0

Total							387.2

(B) Progress in Disposition of Problem Assets of the Six Months Ended September 30, 2009

	(in billions of yen)
	Time of categorization						Total
	prior to Sep. 30, 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007	the 2nd half of fiscal 2007	the 1st half of fiscal 2008	the 2nd half of fiscal 2008
Liquidation	0.2	0.0	0.3	1.3	6.3	9.0	17.3
Re-constructive treatment	0.5	0.0	0.9	1.0	8.3	25.3	36.3
Upgrade due to re-constructive treatment	—	—	—	—	—	11.2	11.2
Loan sales to secondary market	0.0	0.0	0.0	0.8	3.4	0.2	4.5
Write-offs	2.6	2.1	1.2	8.5	15.8	47.5	78.0
Other	22.1	4.7	22.5	9.7	38.7	80.2	178.1
Collection / Repayment	11.7	1.9	18.1	1.6	26.3	36.0	95.9
Upgraded	10.3	2.8	4.3	8.0	12.4	44.1	82.1

Total	25.5	6.9	25.0	21.5	72.8	173.7	325.7

(C) Amount of Outstanding Problem Assets Which Is in Process for Disposition as of September 30, 2009

	(in billions of yen)
	Time of categorization							Total
	prior to Sep. 30, 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007	the 2nd half of fiscal 2007	the 1st half of fiscal 2008	the 2nd half of fiscal 2008	the 1st half of fiscal 2009
Legal liquidation	7.7	5.2	6.7	8.0	45.9	29.3	13.5	116.5
Quasi-legal liquidation	0.6	0.4	0.7	—	0.3	—	—	2.3
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	21.4	2.7	5.7	5.6	13.8	16.7	14.7	80.9
Entrusted to the RCC	—	—	—	—	—	—	—	—

Total	29.9	8.4	13.1	13.6	60.1	46.0	28.2	199.7

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUSP Combined

(A) Historical Trend of Problem Assets Based on the “FRL”

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007	As of September 30, 2007	As of March 31, 2008	As of September 30, 2008	As of March 31, 2009 (a)	As of September 30, 2009 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	117.3	107.7	94.8	108.8	136.1	221.8	208.2	(13.5)
Doubtful	459.1	579.9	652.0	514.5	690.9	618.2	676.2	58.0

Total	576.4	687.7	746.8	623.4	827.1	840.0	884.4	44.4

(1) Assets categorized as problem assets based on the “FRL” prior to September 30, 2006

Bankrupt or De facto Bankrupt	117.3	85.8	55.3	46.8	42.4	35.1	30.6	(4.5)
Doubtful	459.1	295.3	198.0	165.7	134.9	120.4	101.1	(19.3)

Total	576.4	381.2	253.4	212.6	177.3	155.6	131.7	(23.9)

(2) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006

Bankrupt or De facto Bankrupt		21.8	18.0	14.2	10.1	8.8	8.1	(0.6)
Doubtful		284.6	198.1	33.4	23.6	16.1	10.4	(5.6)

Total		306.4	216.1	47.6	33.7	24.9	18.6	(6.3)

(3) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2007

Bankrupt or De facto Bankrupt			21.3	18.9	14.7	23.4	12.4	(11.0)
Doubtful			255.8	129.0	80.6	41.6	29.9	(11.6)

Total			277.2	148.0	95.4	65.0	42.3	(22.7)

(4) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2007

Bankrupt or De facto Bankrupt				28.7	24.6	18.2	13.4	(4.7)
Doubtful				186.3	80.3	47.9	32.3	(15.6)

Total				215.1	104.9	66.2	45.8	(20.3)

(5) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2008

Bankrupt or De facto Bankrupt					44.2	71.0	53.6	(17.4)
Doubtful					371.3	140.5	87.7	(52.8)

Total					415.5	211.6	141.3	(70.2)

(6) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2008

Bankrupt or De facto Bankrupt						65.0	53.6	(11.3)
Doubtful						251.4	96.3	(155.1)

Total						316.5	150.0	(166.4)

(7) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2009

Bankrupt or De facto Bankrupt							36.2
Doubtful							318.2

Total							354.5

(B) Progress in Disposition of Problem Assets of the Six Months Ended September 30, 2009

	(in billions of yen)
	Time of categorization						Total
	prior to Sep. 30, 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007	the 2nd half of fiscal 2007	the 1st half of fiscal 2008	the 2nd half of fiscal 2008
Liquidation	0.2	0.0	0.3	1.3	6.3	9.0	17.3
Re-constructive treatment	0.5	0.0	0.9	1.0	8.3	25.3	36.3
Upgrade due to re-constructive treatment	—	—	—	—	—	11.2	11.2
Loan sales to secondary market	0.0	0.0	0.0	0.8	3.4	0.2	4.5
Write-offs	2.5	2.0	1.2	8.5	13.8	47.1	75.5
Other	20.5	4.1	20.1	8.5	38.2	73.3	164.9
Collection / Repayment	10.2	1.8	15.8	1.5	25.8	31.4	86.7
Upgraded	10.2	2.3	4.2	7.0	12.4	41.8	78.2

Total	23.9	6.3	22.7	20.3	70.2	166.4	310.0

(C) Amount of Outstanding Problem Assets Which Is in Process for Disposition as of September 30, 2009

	(in billions of yen)
	Time of categorization
	prior to Sep. 30, 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007	the 2nd half of fiscal 2007	the 1st half of fiscal 2008	the 2nd half of fiscal 2008	the 1st half of fiscal 2009	Total
Legal liquidation	7.2	5.1	6.6	7.9	39.1	28.2	12.9	107.5
Quasi-legal liquidation	—	—	—	—	—	—	—	—
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	20.0	2.5	5.6	5.5	13.1	16.2	14.4	77.6
Entrusted to the RCC	—	—	—	—	—	—	—	—

Total	27.3	7.6	12.3	13.4	52.3	44.5	27.4	185.1

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated including Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts.

(A) Historical Trend of Problem Assets Based on the “FRL”

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007	As of September 30, 2007	As of March 31, 2008	As of September 30, 2008	As of March 31, 2009 (a)	As of September 30, 2009 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	7.9	8.5	11.9	9.0	13.2	19.3	13.1	(6.1)
Doubtful	41.3	72.3	71.1	45.7	34.1	41.8	65.1	23.2

Total	49.2	80.9	83.0	54.7	47.3	61.1	78.3	17.1

(1) Assets categorized as problem assets based on the “FRL” prior to September 30, 2006

Bankrupt or De facto Bankrupt	7.9	7.5	4.2	4.2	3.1	3.1	1.9	(1.2)
Doubtful	41.3	28.2	19.2	11.7	9.9	8.0	7.5	(0.4)

Total	49.2	35.7	23.4	15.9	13.1	11.1	9.5	(1.6)

(2) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006

Bankrupt or De facto Bankrupt		0.9	1.1	0.3	0.3	0.3	0.3	(0.0)
Doubtful		44.1	23.2	5.5	4.5	4.1	3.5	(0.6)

Total		45.1	24.4	5.9	4.8	4.5	3.8	(0.6)

(3) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2007

Bankrupt or De facto Bankrupt			6.5	4.1	4.0	3.0	0.8	(2.1)
Doubtful			28.6	22.3	3.5	1.1	0.9	(0.1)

Total			35.1	26.4	7.5	4.1	1.8	(2.3)

(4) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2007

Bankrupt or De facto Bankrupt				0.2	0.4	0.2	0.2	(0.0)
Doubtful				6.0	4.4	4.2	3.2	(1.0)

Total				6.3	4.9	4.5	3.4	(1.1)

(5) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2008

Bankrupt or De facto Bankrupt					5.2	9.7	7.4	(2.3)
Doubtful					11.5	4.5	4.2	(0.2)

Total					16.7	14.2	11.6	(2.5)

(6) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2008

Bankrupt or De facto Bankrupt						2.7	1.5	(1.2)
Doubtful						19.7	13.7	(6.0)

Total						22.5	15.2	(7.2)

(7) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2009

Bankrupt or De facto Bankrupt							0.9
Doubtful							31.8

Total							32.7

(B) Progress in Disposition of Problem Assets of the Six Months Ended September 30, 2009

	(in billions of yen)
	Time of categorization						Total
	prior to Sep. 30, 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007	the 2nd half of fiscal 2007	the 1st half of fiscal 2008	the 2nd half of fiscal 2008
Liquidation	—	0.0	—	—	—	—	0.0
Re-constructive treatment	—	—	—	—	—	—	—
Upgrade due to re-constructive treatment	—	—	—	—	—	—	—
Loan sales to secondary market	—	—	—	—	—	—	—
Write-offs	0.0	0.0	—	—	2.0	0.4	2.4
Other	1.6	0.6	2.3	1.1	0.5	6.8	13.1
Collection / Repayment	1.5	0.1	2.2	0.1	0.4	4.6	9.2
Upgraded	0.1	0.5	0.0	0.9	0.0	2.2	3.9

Total	1.6	0.6	2.3	1.1	2.5	7.2	15.6

(C) Amount of Outstanding Problem Assets Which Is in Process for Disposition as of September 30, 2009

	(in billions of yen)
	Time of categorization							Total
	prior to Sep. 30, 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007	the 2nd half of fiscal 2007	the 1st half of fiscal 2008	the 2nd half of fiscal 2008	the 1st half of fiscal 2009
Legal liquidation	0.4	0.0	0.0	0.0	6.7	1.0	0.5	8.9
Quasi-legal liquidation	0.6	0.4	0.7	—	0.3	—	—	2.3
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	1.4	0.2	0.0	0.1	0.6	0.4	0.2	3.2
Entrusted to the RCC	—	—	—	—	—	—	—	—

Total	2.6	0.7	0.8	0.2	7.8	1.5	0.8	14.5

Mitsubishi UFJ Financial Group, Inc.

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BTMU and MUTB Combined including Trust Accounts

(1) Loans Classified by Type of Industry

As of September 30, 2009
Domestic offices (excluding loans booked at offshore markets)	67,945,609

Manufacturing	10,320,936
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	131,793

Construction	1,308,899
Utilities	690,254
Communication and information services	1,045,621
Transport and postal activities	2,925,647
Wholesale and retail	6,891,285
Finance and insurance	8,158,256
Real estate, goods rental and leasing	11,943,260
Services	3,424,795
Municipal government	906,853
Other industries	20,197,996

Overseas offices and loans booked at offshore markets	12,150,297

Total	80,095,907

(in millions of yen)
As of March 31, 2009
Domestic offices (excluding loans booked at offshore markets)	70,204,184

Manufacturing	10,266,959
Agriculture	23,064
Forestry	13,520
Fishery	7,002
Mining	87,392
Construction	1,456,461
Utilities	626,406
Communication and information services	1,832,270
Wholesale and retail	7,292,069
Finance and insurance	8,486,197
Real estate	10,209,709
Services	5,585,413
Municipal government	912,377
Other industries	23,405,332

Overseas offices and loans booked at offshore markets	14,254,383

Total	84,458,568

Note: According to revision of Japan Standard Industrial Classification in November 2007, the classification is revised partially as of September 30, 2009.

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Total domestic consumer loans	18,130,377	(102,426)	18,232,804

Housing loans	17,301,571	(62,642)	17,364,214
Residential purpose	13,747,663	(577)	13,748,240

Other	828,806	(39,783)	868,590

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Outstanding amount	41,405,866	(1,458,936)	42,864,802
% to total domestic loans	60.93%	(0.11)%	61.05%

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Loans Classified by Type of Industry

As of September 30, 2009
Domestic offices (excluding loans booked at offshore markets)	57,659,734

Manufacturing	8,184,287
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	125,653
Construction	1,123,636
Utilities	435,410
Communication and information services	804,369
Transport and postal activities	2,162,125
Wholesale and retail	6,103,288
Finance and insurance	6,417,089
Real estate, goods rental and leasing	9,271,760
Services	3,047,956
Municipal government	860,288
Other industries	19,123,873

Overseas offices and loans booked at offshore markets	11,784,043

Total	69,443,777

(in millions of yen)
As of March 31, 2009
Domestic offices (excluding loans booked at offshore markets)	59,943,079

Manufacturing	8,235,192
Agriculture	22,571
Forestry	13,520
Fishery	7,002
Mining	81,846
Construction	1,252,304
Utilities	391,468
Communication and information services	834,447
Wholesale and retail	6,532,997
Finance and insurance	6,646,040
Real estate	8,197,371
Services	4,606,847
Municipal government	864,581
Other industries	22,256,893

Overseas offices and loans booked at offshore markets	13,843,424

Total	73,786,503

Note: According to revision of Japan Standard Industrial Classification in November 2007, the classification is revised partially as of September 30, 2009.

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Total domestic consumer loans	17,018,198	(84,342)	17,102,540

Housing loans	16,207,432	(46,360)	16,253,792
Residential purpose	12,986,796	4,942	12,981,853

Other	810,766	(37,982)	848,748

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Outstanding amount	36,805,079	(1,131,643)	37,936,722
% to total domestic loans	63.83%	0.54%	63.28%

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Loans Classified by Type of Industry

As of September 30, 2009
Domestic offices (excluding loans booked at offshore markets)	10,110,678

Manufacturing	2,135,715
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	6,140
Construction	185,263
Utilities	254,383
Communication and information services	241,252
Transport and postal activities	759,347
Wholesale and retail	787,997
Finance and insurance	1,741,167
Real estate, goods rental and leasing	2,642,835
Services	374,839
Municipal government	24,353
Other industries	957,377

Overseas offices and loans booked at offshore markets	366,254

Total	10,476,933

(in millions of yen)
As of March 31, 2009
Domestic offices (excluding loans booked at offshore markets)	10,061,321

Manufacturing	2,030,736
Agriculture	493
Forestry	—
Fishery	—
Mining	5,546
Construction	204,157
Utilities	234,246
Communication and information services	993,096
Wholesale and retail	759,072
Finance and insurance	1,840,157
Real estate	1,980,748
Services	976,128
Municipal government	24,549
Other industries	1,012,385

Overseas offices and loans booked at offshore markets	410,959

Total	10,472,280

Note: According to revision of Japan Standard Industrial Classification in November 2007, the classification is revised partially as of September 30, 2009.

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Total domestic consumer loans	1,035,840	(15,019)	1,050,859

Housing loans	1,018,451	(13,309)	1,031,761
Residential purpose	688,502	(3,069)	691,571

Other	17,388	(1,709)	19,098

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Outstanding amount	4,453,421	(304,610)	4,758,031
% to total domestic loans	44.04%	(3.24)%	47.29%

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

(1) Loans Classified by Type of Industry

As of September 30, 2009
Domestic offices (excluding loans booked at offshore markets)	175,196

Manufacturing	934
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—
Construction	—
Utilities	461
Communication and information services	—
Transport and postal activities	4,175
Wholesale and retail	—
Finance and insurance	—
Real estate, goods rental and leasing	28,665
Services	2,000
Municipal government	22,212
Other industries	116,746

Overseas offices and loans booked at offshore markets	—

Total	175,196

(in millions of yen)
As of March 31, 2009
Domestic offices (excluding loans booked at offshore markets)	199,784

Manufacturing	1,031
Agriculture	—
Forestry	—
Fishery	—
Mining	—
Construction	—
Utilities	692
Communication and information services	4,727
Wholesale and retail	—
Finance and insurance	—
Real estate	31,590
Services	2,438
Municipal government	23,247
Other industries	136,054

Overseas offices and loans booked at offshore markets	—

Total	199,784

Note: According to revision of Japan Standard Industrial Classification in November 2007, the classification is revised partially as of September 30, 2009.

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Total domestic consumer loans	76,339	(3,064)	79,403

Housing loans	75,687	(2,972)	78,659
Residential purpose	72,364	(2,450)	74,814

Other	652	(92)	744

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Outstanding amount	147,366	(22,683)	170,049
% to total domestic loans	84.11%	(1.00)%	85.11%

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BTMU and MUTB Combined

(1) Loans to Asian Countries

	(in millions of yen)
	As of September 30, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Thailand	481,826	(24,547)	506,373
Indonesia	268,182	(12,309)	280,491
Malaysia	230,883	(55,327)	286,210
Philippines	62,900	(9,784)	72,685
South Korea	238,261	9,269	228,991
Singapore	653,812	(37,374)	691,187
Hong Kong	738,478	(118,764)	857,242
China	46,118	(31,872)	77,991
Taiwan	129,469	(6,855)	136,324
Other	403,366	(3,248)	406,614

Total	3,253,299	(290,813)	3,544,113

(2) Loans to Latin American Countries

	(in millions of yen)
	As of September 30, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Argentina	1,878	(1,090)	2,968
Brazil	144,356	(16,245)	160,602
Mexico	102,048	(17,230)	119,278
Caribbean countries	902,978	(43,877)	946,855
Other	102,241	(43,720)	145,961

Total	1,253,502	(122,164)	1,375,666

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Deposits (ending balance)	113,528,338	352,765	113,175,572
Deposits (average balance)	112,664,537	1,886,425	110,778,112
Loans (ending balance)	79,920,710	(4,338,073)	84,258,784
Loans (average balance)	81,955,206	758,696	81,196,509
BTMU Non-consolidated
	(in millions of yen)
	As of September 30, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Deposits (ending balance)	100,488,998	280,020	100,208,977
Deposits (average balance)	99,545,423	1,675,733	97,869,689
Loans (ending balance)	69,443,777	(4,342,726)	73,786,503
Loans (average balance)	71,822,951	372,981	71,449,969
MUTB Non-consolidated
	(in millions of yen)
	As of September 30, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Deposits (ending balance)	13,039,339	72,745	12,966,594
Deposits (average balance)	13,119,113	210,691	12,908,422
Loans (ending balance)	10,476,933	4,652	10,472,280
Loans (average balance)	10,132,255	385,715	9,746,540

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Individuals	62,844,440	(37,197)	62,881,637
Corporations and others	40,011,948	(1,199,781)	41,211,729
Domestic deposits	102,856,389	(1,236,978)	104,093,367
Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

BTMU Non-consolidated

	(in millions of yen)
	As of September 30, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Individuals	53,867,199	(30,825)	53,898,024
Corporations and others	36,692,444	(1,143,190)	37,835,635
Domestic deposits	90,559,643	(1,174,015)	91,733,659
Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

MUTB Non-consolidated

	(in millions of yen)
	As of September 30, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Individuals	8,977,241	(6,372)	8,983,613
Corporations and others	3,319,504	(56,590)	3,376,094
Domestic deposits	12,296,746	(62,962)	12,359,708

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BTMU Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Deferred tax assets	1,116.8	(161.7)	1,278.6
Allowance for credit losses	464.4	27.3	437.1
Net operating losses carried forwards	389.8	(60.0)	449.8
Write-down on investment securities	306.0	(53.1)	359.2
Unrealized losses on other securities	101.6	(240.2)	341.8
Reserve for retirement benefits	77.0	4.0	73.0
Other	453.5	(13.0)	466.5
Valuation allowance	(675.7)	173.2	(849.0)
Deferred tax liabilities	435.6	110.1	325.5
Unrealized gains on other securities	189.0	92.2	96.8
Net deferred gains on hedges	83.8	(0.5)	84.3
Revaluation gains on securities upon merger	69.7	25.2	44.4
Gains on securities contributed to employee retirement benefits trust	65.9	(0.0)	66.0
Other	27.0	(6.8)	33.8
Net deferred tax assets	681.2	(271.8)	953.1

(2) Net Business Profits before Credit Costs and Taxable Income

	(in billions of yen)
	FY2004	FY2005	FY2006	FY2007	FY2008	Interim FY2009
Net business profits before credit costs	1,201.4	1,087.7	899.7	828.2	710.8	408.0
Credit costs	892.4	(485.9)	38.7	107.2	424.0	213.6
Income before income taxes	(47.3)	1,612.7	958.0	687.0	(195.1)	137.3
Reconciliation to taxable income	(311.4)	(1,403.1)	(401.6)	(123.1)	789.1	12.0
Taxable income	(358.8)	209.5	556.3	563.9	593.9	149.3

The amounts presented for FY2004 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd. and former UFJ Bank Limited. The amounts presented for FY2005 include amounts of BTMU and former UFJ Bank Limited.

(3) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the six months ended September 30, 2009, we are classified as “4” described above since we have material net operating losses carried forwards. However since we believe the net operating losses carried forwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating losses carried forwards were incurred due to, among other things, the followings : (i) we accelerated the final disposition of non performing loans in response to both the “Emergency Economic Package”, which provided guidance to major banks to remove claims to debtors classified as “likely to become bankrupt” or below from their balance sheets, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of non performing loans to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(4) Collectability of Deferred Tax Assets at September 30, 2009 (Assumptions)

(in billions of yen)
Five years total (from 2nd half of FY2009 to 1st half of FY2014)
Net business profits (*1)	4,159.6
Income before income taxes	2,097.0
Taxable income before adjustments (*2)	3,226.6
Temporary difference + Net operating losses carried forwards (for which deferred tax assets shall be recognized)	2,613.2
Deferred tax assets as of September 30, 2009	1,116.8

(*1)	Before provision for general allowance for credit losses. Net business profits in this table was estimated by using more conservative assumptions than those used in our business plans.
(*2)	Before reversals of existing deductible temporary differences and net operating losses carried forwards.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2009 (B)
Deferred tax assets	64.1	(88.2)	152.3
Write-down on investment securities	91.8	(9.1)	100.9
Net operating losses carried forwards	29.9	(23.5)	53.4
Allowance for credit losses	26.5	13.5	13.0
Unrealized losses on other securities	15.5	(78.9)	94.5
Other	53.4	(1.5)	55.0
Valuation allowance	(153.2)	11.3	(164.6)
Deferred tax liabilities	52.3	9.7	42.5
Unrealized gains on other securities	21.2	11.3	9.8
Reserve for retirement benefits	19.2	(2.5)	21.7
Other	11.8	0.8	10.9
Net deferred tax assets	11.7	(98.0)	109.8

(2) Net Business Profits before Credit Costs and Taxable Income

	(in billions of yen)
	FY2004	FY2005	FY2006	FY2007	FY2008	Interim FY2009
Net business profits before credit costs	271.1	252.6	274.3	187.2	131.5	52.9
Credit costs	81.7	(45.8)	1.7	(21.0)	(33.9)	10.3
Income before income taxes	143.1	306.9	284.0	197.3	88.1	33.8
Reconciliation to taxable income	14.1	(212.0)	(142.9)	(26.3)	(16.0)	26.9
Taxable income	157.3	94.8	141.1	170.9	72.0	60.7

The amounts presented for FY2004 include amounts of former The Mitsubishi Trust and Banking Corporation and former UFJ Trust Bank Limited. The amounts presented for FY2005 include amounts of MUTB and former UFJ Trust Bank Limited.

(3) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the six months ended September 30, 2009, we are classified as “4” described above since we have material net operating losses carried forwards. However since we believe the net operating losses carried forwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating losses carried forwards were incurred due to, among other things, the followings : (i) we accelerated the final disposition of non performing loans in response to both the “Emergency Economic Package”, which provided guidance to major banks to remove claims to debtors classified as “likely to become bankrupt” or below from their balance sheets, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of non performing loans to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(4) Collectability of Deferred Tax Assets at September 30, 2009 (Assumptions)

(in billions of yen)
Five years total (from 2nd half of FY2009 to 1st half of FY2014)
Net business profits (*1)	500.0
Income before income taxes	230.9
Taxable income before adjustments (*2)	327.1
Temporary difference + Net operating losses carried forwards (for which deferred tax assets shall be recognized)	119.0
Deferred tax assets as of September 30, 2009	64.1

(*1)	Before provision for general allowance for credit losses. Net business profits in this table was estimated by using more conservative assumptions than those used in our business plans.
(*2)	Before reversals of existing deductible temporary differences and net operating losses carried forwards.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of September 30, 2009 is outlined below. (Figures are on a managerial basis and rounded off.)

[Balance, net unrealized gains (losses), realized losses]

•

The balance as of the end of September 2009 decreased to ¥1.98 trillion in total, a decrease of ¥0.31 trillion compared with the balance as of the end of March 2009, mainly due to sales of securitized products, which have risk of being downgraded or deteriorated, and redemptions.

•	Net unrealized losses were ¥206 billion, improved by ¥178 billion compared with those at the end of March 2009.

•	The effect on the P/L for the six months ended September 30, 2009 was a loss of ¥16 billion, mainly due to losses on the sales of securitized products as described above.

		(¥bn)
						of which securities being held to maturity[2]
		Balance[1]	Change from end of March 2009	Net unrealized gains (losses)	Change from end of March 2009	Balance	Net unrealized gains (losses)
1	RMBS	106	(92)	(6)	41	0	0
2	Sub-prime RMBS	34	(16)	0	9	0	0
3	CMBS	25	(3)	(2)	0	0	0
4	CLOs	1,567	(129)	(186)	100	1,229	(145)
5	Other securitized products (card, etc.)	273	(80)	(10)	36	28	(1)
6	CDOs	13	(6)	(2)	0	4	(1)
7	Sub-prime ABS CDOs	0	0	0	0	0	0
8	SIV investments	0	0	0	0	0	0

9	Total	1,983	(310)	(206)	178	1,260	(147)

1.	Balance is the amount after impairment and before deducting net unrealized losses. The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.
2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No. 26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available-for-sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•	AAA-rated products account for 76% of our investments in securitized products.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
10	RMBS	41	14	15	17	18	0	106
11	Sub-prime RMBS	20	5	2	6	2	0	34
12	CMBS	13	7	3	1	1	0	25
13	CLOs	1,247	84	68	80	87	1	1,567
14	Other securitized products (card, etc.)	197	34	13	24	4	0	273
15	CDOs	6	2	1	0	4	0	13
16	Sub-prime ABS CDOs	0	0	0	0	0	0	0
17	SIV investments	0	0	0	0	0	0	0

18	Total	1,504	141	101	122	114	1	1,983

19	Percentage of total	76%	7%	5%	6%	6%	0%	100%
20	Percentage of total (End of March 2009)	79%	7%	5%	6%	4%	0%	100%

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan]

•	We are not engaged in origination or distribution of securitized products of leveraged loans, and therefore, there is no balance of leveraged loans for securitization.

•	The following table shows the balances of LBO loans as of the end of September 2009.

	(¥bn)
	Americas	Europe	Asia	Japan	Total	Change from end of March 2009
1 LBO Loan[3] (Balance on a commitment basis)	57	142	44	276	518	(39)
2 Balance on a booking basis	37	126	41	248	452	(23)

3.	Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of September 2009 was ¥3.74 trillion (¥0.97 trillion overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

[Monoline insurer related]

•	There is no credit outstanding and credit derivative transactions with monoline insurers.

<Terminology>

RMBS	: Asset-backed securities collateralized by residential mortgages
CMBS	: Asset-backed securities collateralized by commercial mortgages
CLOs	: Collateralized debt obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	: Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	: Collateralized debt obligations backed by asset backed securities
SIVs

:   Investment companies established mainly for gaining profit margin by raising funds through subordinated notes and short-term CPs, etc. and investing in relatively long-term securitized products and bonds, etc.

LBO Loans	: Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	: Commercial papers issued by a Special Purpose Company (SPC) collateralized by receivables

Mitsubishi UFJ Financial Group, Inc.

(Reference)

2. Financial Statements

    BTMU Non-consolidated

    (1) Non-consolidated Balance Sheets

	(in millions of yen)
	As of September 30, 2009	As of March 31, 2009
Assets:
Cash and due from banks	5,529,701	4,929,088
Call loans	206,137	179,114
Receivables under resale agreements	122,326	38,993
Receivables under securities borrowing transactions	4,402,828	4,478,999
Monetary claims bought	2,539,100	2,677,859
Trading assets	9,266,130	10,528,447
Money held in trust	27,550	36,758
Securities	46,165,485	38,731,570
Allowance for losses on securities	(88,197)	(93,156)
Loans and bills discounted	69,443,777	73,786,503
Foreign exchanges	941,761	1,043,370
Other assets	4,040,702	4,666,482
Tangible fixed assets	903,018	915,904
Intangible fixed assets	306,431	312,486
Deferred tax assets	681,237	953,104
Customers’ liabilities for acceptances and guarantees	6,121,701	6,425,841
Allowance for credit losses	(663,122)	(639,580)

Total assets	149,946,570	148,971,788

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	As of September 30, 2009	As of March 31, 2009
Liabilities:
Deposits	100,488,998	100,208,977
Negotiable certificates of deposit	7,988,427	6,579,759
Call money	1,602,579	1,399,495
Payables under repurchase agreements	6,253,373	7,362,471
Payables under securities lending transactions	2,332,669	1,374,637
Trading liabilities	5,226,429	6,006,174
Borrowed money	4,967,154	5,560,428
Foreign exchanges	899,537	828,087
Bonds payable	3,914,160	3,422,414
Other liabilities	3,687,165	4,112,171
Reserve for bonuses	16,355	15,915
Reserve for bonuses to directors	46	—
Reserve for retirement benefits	12,087	11,482
Reserve for loyalty award credits	896	664
Reserve for contingent losses	38,116	40,030
Reserves under special laws	31	31
Deferred tax liabilities for land revaluation	185,330	186,927
Acceptances and guarantees	6,121,701	6,425,841

Total liabilities	143,735,061	143,535,509

Net assets:
Capital stock	1,196,295	1,196,295
Capital surplus	3,362,612	3,362,612
Capital reserve	1,196,295	1,196,295
Other capital surplus	2,166,317	2,166,317
Retained earnings	1,245,953	1,184,843
Revenue reserve	190,044	190,044
Other retained earnings	1,055,908	994,799
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	335,279	274,170

Total shareholders’ equity	5,804,861	5,743,752

Net unrealized gains (losses) on other securities	61,970	(655,202)
Net deferred gains (losses) on hedging instruments	122,768	123,516
Land revaluation excess	221,907	224,212

Total valuation and translation adjustments	406,647	(307,473)

Total net assets	6,211,509	5,436,278

Total liabilities and net assets	149,946,570	148,971,788

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(2) Non-consolidated Statements of Operations

	(in millions of yen)
	For the six months ended September 30, 2008	For the six months ended September 30, 2009
Ordinary income	1,769,495	1,486,004
Interest income	1,261,737	934,239
Interest on loans and bills discounted	782,614	607,883
Interest and dividends on securities	270,081	193,686
Fees and commissions	258,714	264,884
Trading income	49,428	77,489
Other business income	123,099	153,984
Other ordinary income	76,515	55,406
Ordinary expenses	1,731,602	1,360,971
Interest expenses	597,464	269,257
Interest on deposits	287,204	107,789
Fees and commissions	65,992	66,982
Trading expenses	1,281	—
Other business expenses	105,569	176,454
General and administrative expenses	565,768	544,979
Other ordinary expenses	395,526	303,297

Ordinary profits	37,892	125,032

Extraordinary gains	65,387	28,134
Extraordinary losses	54,580	15,842

Income before income taxes	48,699	137,324

Income taxes—current	8,213	20,252
Refund of income taxes	—	(6,328)
Income taxes—deferred	15,470	(7,364)

Total taxes	23,683	6,559

Net income	25,016	130,765

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non-consolidated Balance Sheets

	(in millions of yen)
	As of September 30, 2009	As of March 31, 2009
Assets:
Cash and due from banks	1,080,471	1,111,565
Call loans	36,321	19,500
Receivables under securities borrowing transactions	89,563	60,016
Monetary claims bought	41,243	46,960
Trading assets	309,428	238,377
Money held in trust	6,967	6,978
Securities	9,747,316	8,156,605
Allowance for losses on securities	(269)	(448)
Loans and bills discounted	10,476,933	10,472,280
Foreign exchanges	4,080	6,859
Other assets	800,187	829,851
Tangible fixed assets	172,057	176,341
Intangible fixed assets	66,588	66,012
Deferred tax assets	11,783	109,800
Customers’ liabilities for acceptances and guarantees	165,477	214,945
Allowance for credit losses	(57,848)	(50,376)

Total assets	22,950,303	21,465,272

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	As of September 30, 2009	As of March 31, 2009
Liabilities:
Deposits	13,039,339	12,966,594
Negotiable certificates of deposit	2,063,871	1,320,627
Call money	356,130	355,772
Payables under repurchase agreements	2,103,498	1,106,275
Payables under securities lending transactions	163,218	219,253
Trading liabilities	61,978	63,870
Borrowed money	1,663,337	1,865,676
Foreign exchanges	450	90
Short-term bonds payable	30,500	37,200
Bonds payable	327,600	239,800
Due to trust accounts	1,392,003	1,463,045
Other liabilities	367,780	563,266
Reserve for bonuses	4,153	4,155
Reserve for bonuses to directors	29	—
Reserve for contingent losses	7,237	6,099
Deferred tax liabilities for land revaluation	6,863	7,301
Acceptances and guarantees	165,477	214,945

Total liabilities	21,753,471	20,433,974

Net assets:
Capital stock	324,279	324,279
Capital surplus	412,315	412,315
Capital reserve	250,619	250,619
Other capital surplus	161,695	161,695
Retained earnings	480,766	472,910
Revenue reserve	73,714	73,714
Other retained earnings	407,052	399,196
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	267,847	259,991

Total shareholders’ equity	1,217,361	1,209,504

Net unrealized gains (losses) on other securities	(315)	(152,953)
Net deferred gains (losses) on hedging instruments	(13,636)	(16,208)
Land revaluation excess	(6,577)	(9,045)

Total valuation and translation adjustments	(20,529)	(178,207)

Total net assets	1,196,831	1,031,297

Total liabilities and net assets	22,950,303	21,465,272

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(2) Non-consolidated Statements of Operations

	(in millions of yen)
	For the six months ended September 30, 2008	For the six months ended September 30, 2009
Ordinary income	310,468	262,674
Trust fees	51,281	40,158
Interest income	165,498	130,308
Interest on loans and bills discounted	76,822	68,875
Interest and dividends on securities	74,703	52,273
Fees and commissions	59,255	47,423
Trading income	908	8,082
Other business income	27,260	21,564
Other ordinary income	6,262	15,137
Ordinary expenses	256,969	227,357
Interest expenses	84,849	52,099
Interest on deposits	44,328	34,313
Fees and commissions	11,557	10,588
Trading expenses	3,419	—
Other business expenses	25,986	33,894
General and administrative expenses	104,287	111,176
Other ordinary expenses	26,868	19,598

Ordinary profits	53,499	35,316

Extraordinary gains	1,841	1,909
Extraordinary losses	3,321	3,408

Income before income taxes	52,019	33,818

Income taxes—current	(297)	(298)
Income taxes—deferred	20,371	9,338

Total taxes	20,074	9,039

Net income	31,944	24,779

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(3) Statements of Trust Assets and Liabilities

 Including trust assets under service-shared co-trusteeship

	(in millions of yen)
	As of September 30, 2009	As of March 31, 2009
Assets:
Loans and bills discounted	175,196	199,784
Securities	47,973,247	45,726,861
Beneficiary rights to the trust	27,424,646	27,592,850
Securities held in custody accounts	953,204	1,112,386
Monetary claims	10,540,402	11,275,453
Tangible fixed assets	9,081,624	9,179,822
Intangible fixed assets	133,767	134,762
Other claims	1,348,796	1,703,370
Call loans	1,247,899	1,268,875
Due from banking account	1,753,935	1,794,803
Cash and due from banks	1,726,008	1,883,723

Total	102,358,730	101,872,694

Liabilities:
Money trusts	16,961,073	16,421,025
Pension trusts	12,319,959	12,053,445
Property formation benefit trusts	12,245	12,661
Loan trusts	81,717	123,447
Investment trusts	25,629,669	25,761,564
Money entrusted other than money trusts	2,062,782	2,196,555
Securities trusts	1,014,795	1,221,529
Monetary claim trusts	10,875,694	11,733,600
Equipment trusts	36,497	37,310
Land and fixtures trusts	94,319	95,294
Composite trusts	33,269,975	32,216,258

Total	102,358,730	101,872,694

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Detailed information for trust accounts with contracts indemnifying the principal amounts as of September 30, 2009 (including trusts for which beneficiary interests are re-entrusted)

	(in millions of yen)
	Money trusts	Loan trusts
Assets:
Loans and bills discounted	132,077	—
Securities	24,200	—
Other	967,397	81,797

Total	1,123,674	81,797

Liabilities:
Principal	1,120,712	80,454
Allowance for bad debts	395	—
Special internal reserves	—	554
Other	2,566	789

Total	1,123,674	81,797

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(4) Major Items

	(in millions of yen)
	As of September 30, 2009	As of March 31, 2009
Total funds	44,478,207	42,897,802

Deposits	13,039,339	12,966,594
Negotiable certificates of deposit	2,063,871	1,320,627
Money trusts	16,961,073	16,421,025
Pension trusts	12,319,959	12,053,445
Property formation benefit trusts	12,245	12,661
Loan trusts	81,717	123,447

Loans and bills discounted	10,652,130	10,672,064

Banking account	10,476,933	10,472,280
Trust account	175,196	199,784

Investment securities	57,720,564	53,883,467

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.